

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2012

Via E-mail
Jack Wagenti
Chief Executive Officer
American International Ventures, Inc.
6004 Tealside Court
Lithia, FL 33547

> **Re: American International Ventures, Inc.**
> **Form 8-K**
> **Filed June 1, 2012**
> **File No. 000-30368**

Dear Mr. Wagenti:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of the Form 8-K that you are an emerging growth company and revise your filing to:

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

  In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. We note your disclosure in the Summary of Significant Accounting Policies section that you have no proven or probable reserves. We also note PGPI's website which discloses that "PGPI's [g]eologist estimates the reserve value of [your] historically proven mining projects, in the billions of dollars." Please reconcile and explain the inconsistent disclosures. Refer generally to Commission Guidance on the Use of Company Web Sites (Release No. 34-58288) (effective date August 7, 2008), available on our website at http://www.sec.gov/rules/interp/2008/34-58288.pdf. Please also refer to Instruction 3 to paragraph (b)(5) of Industry Guide 7, regarding providing estimates for other than proved or probable reserves.

3. Please revise your formatting throughout so as to revise in the many instances where there is no spacing between words, as this impedes readability. By way of example, please see under "Business," "Exchangewith." Please also include page numbers.

Cover Page

4. We note your disclosure of "February 29, 2012" as the date of the report or the date of the earliest event reported. We also note that the Share Exchange Agreement was simultaneously entered into and closed on March 23, 2012. It does not appear that you filed a Form 8-K under Item 1.01 at the time you entered into this agreement. Please provide us with your analysis that this report, filed June 1, 2012, was timely filed. Refer to General Instruction B.1., Item 1.01 and Item 9.01(a)(4) of Form 8-K.

Item 1.01 Entry into a Material Definitive Agreement

5. Please revise to discuss in greater detail the terms and conditions of the Share Exchange Agreement. Please also revise to clearly identify the parties to the agreement and to disclose whether any material relationship existed between the company and any of your directors and officers and any of the other parties to the agreement. In this regard, we note your disclosure in your Form 8-K filed on February 22, 2012 that Mr. Wagenti, your chief executive officer, chief financial officer, secretary/treasurer and a director, was also a director, officer and major shareholder of PGPI. Refer to Item 1.01(a) of Form 8-K. Please also revise Item 2.01 of this report. Refer to Item 2.01(c) of Form 8-K.

6. We note your disclosure in the first paragraph that you issued 162,350,000 shares of your common stock in exchange for 162,350,000 shares of common stock of PGPI. We also note that PGPI's audited financial statements disclose that it had 163,250,000 shares of common stock outstanding as of March 23, 2012. Please reconcile and revise the report throughout as applicable.

7. We note your disclosure that the Share Exchange Agreement has been filed as Exhibit 2.1. We also note that the agreement has not been filed. Please file a complete copy of the agreement as an exhibit with the next amendment.

Item 2.01 Completion of Disposition or Acquisition of Assets

8. We note your disclosure in the first paragraph of Item 1.01 of this report that you acquired all 162,350,000 outstanding shares of common stock of PGPI in exchange for 162,350,000 shares of your common stock. Please revise to disclose the aggregate value of the shares that you exchanged and discuss how this aggregate value was determined. Refer to Item 2.01(d) of Form 8-K.

9. Please revise the first paragraph to clarify, if true, that as a result of the Share Exchange there was a change in control of the company.

Item 1. Business

Prior Business Activities

10. We note that you have granted an exclusive option to the Bruner Property to Patriot Gold Corp. Please revise to discuss in greater detail the Burner Option. In this regard, please briefly discuss the material terms and conditions of the Burner Option, including the property covered by the option, consideration received and to be received, expiration, etc., so that investors can understand your rights and obligations with respect to the optioned property. Please also file copies of any material contracts governing the Burner Option as exhibits with the next amendment.

Other Business Activity

11. We note your disclosure in this section that you have completed three property
    acquisitions on April 20, 2012, April 30, 2012 and on May 3, 2012 with DAAL, LLC,
    Tucker and Victoria White, and Turner Ranch LLC, respectively. Please revise to
    discuss each acquisition in greater detail. In this regard, with respect to each acquisition,
    discuss in greater detail the property acquired, types of mining claims included therein,
    aggregate consideration for each property whether cash, stock, or seller mortgage, and
    any other material terms and conditions of each acquisition so that investors can
    understand exactly what you acquired and your rights and obligations with respect to
    each acquired property. Please also file copies of any material contracts governing the
    three property acquisitions as exhibits with the next amendment.

12. Refer to the second paragraph. Please delete the phrase "as described in our press release
    issued on May 2, 2012 attached thereto."

13. Refer to the third paragraph. We note your disclosure that you plan to build a shop and
    gold mill on this property. To the extent you discuss your future plans for operation, the
    discussion should be balanced with the costs and time frame for implementing future
    plans and any obstacles involved before you can commence the planned operations. This
    includes the need for financing. If financing is not available, please clarify that.

14. We note your disclosure that you paid in cash and stock with a "three year mortgage
    carried by the seller." Please clarify what is meant by the "mortgage carried by the
    seller." For instance, did you assume the mortgage or pay it off?

Description of Placer Gold Prospecting, Inc's Business

15. We note that your historical company owned the Burner Property, that the Share
    Exchange with PGPI added additional properties to your property portfolio and that you
    have since acquired additional properties through various transactions disclosed in the
    Other Business Activity section. Please revise here or in another section to clearly
    summarize and detail your current property portfolio.

16. For each property discussed in this section and in the Prior Business Activities and Other Business Activity sections, please insert a small-scale map showing the location and access to your property, as suggested in paragraph (b)(2) to Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representation of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing. Please revise to include a map for each property.

17. For each property discussed in this section and in the Prior Business Activities and Other Business Activity sections, please revise to include the information required under paragraph (b) of Industry Guide 7.

18. In an appropriate section, please revise to define "patented" versus "unpatented" property and claims so that investors can understand the different types of properties and claims that you possess.

Description of our Current Business

19. Based on your filings to date, we note that you have not generated any revenues from your mining operations and recently began exploration operations in January 2012. Please revise this section to provide a more detailed summary of your exploration business and its current operations. To the extent that you discuss future business plans here, the discussion should be balanced with a brief discussion on the costs and time frame for implementing future plans, the speculative nature of your business, the steps involved, and any obstacles involved before you can commence the planned operations. This includes the need for any financing. If financing is not available, please clarify that.

20. Please revise to disclose, if true, that you have not generated any revenues from mining operations.

21. Please revise to disclose, if true, that none of your properties or claims have any proven or probable reserves and that all activities undertaken and currently proposed are exploratory in nature. Please clarify here that you are in the exploration stage. Refer to paragraph (a)(4) of Industry Guide 7.

22. We note that PGPI's auditors issued a going concern opinion on PGPI's audited financial statements. Please revise to disclose such fact and to discuss the uncertainties you face such as your need to obtain additional financing and the consequences should you be unable to obtain additional financing. Please also revise to disclose your monthly "burn rate" and the month that you will run out of funds without additional capital.

23. We note your disclosure in this section that you plan to focus on "acquiring gold and base mineral resource properties that have historically produced gold and silver until 1942 when all gold production in the United States was halted due to World War II." This reference appears dated. Please revise to clarify the types of properties that you plan to acquire and explore. To the extent you indicate that your properties produced gold or silver in the past, please add balancing language that there is no guarantee that such properties will produce gold or silver in the future or that these properties may have already been depleted, as they were previously mined. Please revise this report throughout or advise.

24. Please revise to disclose your total employees and the number of full-time employees.

Our Industry

25. We note your disclosure in the second paragraph that total gold demand for the fourth quarter of 2011 rose 21% year-on-year. Please revise to add balancing language that there is no guarantee that total gold demand will continue to grow at comparable rates in the future.

Government and Environmental Regulation

26. Please revise to quantify both your "significant expenditures" to date and your future anticipated expenditures related to environmental regulation.

Item 1A. Risk Factors

27. We note your disclosure in the first paragraph of this section of "[a]dditional risks and uncertainties not presently known to us or that are not currently believed to be important to you, if they materialize, also may adversely affect us and our stock price." Please revise this paragraph to clarify that you have discussed all known material risks. If a risk is deemed immaterial, please do not reference it.

28. Please revise to include a risk factor discussing that your executive officers have limited experience in managing a public company.

29. We note that certain of your executive officers appear to have other business activities in which they are concurrently engaged. Please revise to include a risk factor discussing the fact that your management does not devote 100% of their time to company affairs and disclose how much time each person will devote to your business each week or month.

30. We note your disclosure throughout the Risk Factors section that you need additional capital to execute your exploration plans. Please revise to include a risk factor discussing that additional equity financing may be necessary as part of the implementation of your exploration plans which would result in dilution to existing shareholders.

We may have difficulty meeting our current and future capital requirements…

31. Please revise to quantify your expected near term and long term financing requirements which are necessary to continue operations and to implement your exploration plans. Please also disclose if you have any current financing available. If not, please make that clear.

The volatility of the price of gold or silver…

32. Please revise to clarify whether current market prices are high or low in comparison to historical prices.

The nature of mineral exploration…

33. Please revise to clarify here that you are in the exploration stage, as defined in paragraph (a)(4) of Industry Guide 7.

Difficult conditions in the global markets…

34. Please revise to explain how your results of operations are materially affected by the markets and economy generally, as it does not appear you are currently in the process of mining, but rather in an earlier, exploration stage. Please revise or advise.

Our operations are subject to permitting requirements…

35. Please revise to quantify your anticipated costs to obtain and maintain your state and federal government permits.

We have incurred substantial losses since our inception…

36. We note your disclosure that you expect to continue to incur losses unless and until you generate sufficient revenue to fund your continuing operations. We also note that you have not generated any mining revenue to date. Please revise to quantify the amount of losses that you expect to incur in the foreseeable future or alternatively quantify your monthly "burn rate." Please also revise the risk factor captioned "We will continue to incur losses for the foreseeable future" accordingly.

We currently have not entered into forward sales…

37. Please revise to clarify, if true, that you have not produced any gold or silver from your properties to date.

Our ability to become and remain profitable...

38. Please clarify here that you in the exploration stage and where you are in the process as it relates to being able to mine any properties. Clarify here as well, if true, that you have not produced any gold or silver from your properties to date.

We may require significant additional capital to fund our business plan…

39. We note your disclosure that you will be required to expend significant funds to explore your existing properties, if warranted develop your existing properties and to identify and acquire new properties to diversify and expand your property portfolio. Please revise to quantify the capital requirements necessary for each of the above referenced activities. Clarify if you currently do not have funding available to you.

40. We note your disclosure that you have spent significant amounts for drilling, geological and geochemical analysis, assaying and feasibility studies with respect to your existing properties. Please revise to quantify the capital you have spent to date on these activities. We also note that you anticipate similar capital requirements in the future related to your exploration plans. Please revise to quantify these anticipated capital requirements.

The market price for our common shares…

41. Please provide a recent price and sale date for your common stock in this risk factor.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations

42. We note that you have not generated mining revenue to date, your pro forma net loss, and your exploration plans which contemplates significant capital needs to maintain your current operations and to execute on your exploration plans. Please revise this section to provide a detailed discussion of the milestones of your exploration plans, including a discussion of the milestones you have yet to achieve and the specific steps needed to accomplish each milestone. Also provide a timeline for reaching each milestone and include a detailed analysis of the costs of each step and how you intend to finance such projects. If financing is currently not available to you, please make that clear.

Results of Operations for the Period from January 25, 2012…

Liquidity and Capital Resources

43. Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements. The discussion of your efforts to obtain capital should describe the specific plans underway, risks and uncertainties regarding such plans, and contingency plans in the event efforts underway are not successful in sufficient detail. Please also revise to disclose your monthly "burn rate" and the month you will run out of funds without additional capital.

Item 4. Security Ownership of Certain Beneficial Owners and Management

44. We note that the required information has been provided as of March 23, 2012. Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

45. We note your disclosure in this section is based on 39,159,892 outstanding shares of common stock. We also note your disclosure in the first paragraph of Item 2.01 of this report that after the Share Exchange there were 181,695,000 shares of your common stock outstanding. Please reconcile and revise.

Item 5. Directors and Executive Officers

46. Please revise each director and executive officer biography to include only the information required by Item 401 of Regulation S-K and to clearly disclose the positions held by each director and executive officer during the past five years. If each person is not employed on a full time basis by you, describe the other business activities in which they are concurrently engaged.

47. Please revise to remove all marketing language from the biography of Mr. White.

48. Please revise this section to discuss the specific experience, qualifications, attributes or skills of each of your directors that led to the conclusion that the person should serve as a director for the company. Refer to Item 401(e)(1) of Regulation S-K.

Item 6. Executive Compensation

49. We note that your disclosure in this section is focused on your former named executive officers. Please revise this section to disclose the information required by Item 402 of Regulation S-K for your current named executive officers.

50. Please revise this section to provide the required information for your last two completed fiscal years. In this regard, we note that the required information should be provided for your fiscal years ending May 31, 2012 and May 31, 2011.

Item 7. Certain Relationships and Related Transactions, and Director Independence

51. We note that within the last fiscal year that you have entered into a number of transactions with related persons. In this regard, we note that you entered into transactions with PGPI and Tucker and Victoria White. We also note that Messrs. Wagenti and White are executive officers of the company. For each transaction, please revise to include the information required by Items 404(a) and 404(d) of Regulation S-K.

52. We note that within the last fiscal year that PGPI entered into a number of transactions with related persons. In this regard, we note Footnote 4 to PGPI's audited financial statements. For each transaction, please revise to include the information required by Items 404(a) and 404(d) of Regulation S-K.

Item 9. Market Price of and Dividends on the Registrant's Common Equity…

53. Please revise this section to provide the required information for your two most recent fiscal years. In this regard, we note that the required information should be provided for your fiscal years ending May 31, 2012 and May 31, 2011.

54. Please revise to set forth the approximate number of holders of each class of your common equity as of the latest practicable date. Refer to Item 201(b) of Regulation S-K.

55. We note that you have an approved stock option plan. Please revise to provide the information required by Item 201(d) of Regulation S-K.

Item 11. Description of Registrant's Securities to be Registered

56. Please revise this section to provide this information as of your most recent fiscal year end, e.g. May 31, 2012. We also note that the disclosure under the "Option" caption appears dated. Please revise as applicable so that investors can clearly understand the number of options and warrants outstanding after the Share Exchange and after the management changes associated therewith.

57. Please delete the statement that "Each outstanding share of Common Stock is fully paid and nonassessable," or attribute it to counsel.

Signatures

58. In subsequent amendments, please revise to include the conformed signature of your authorized signatory.

Exhibit Index

59. Please revise the exhibit index to clearly disclose the exhibits which have been filed with this report. In this regard, we note that you have not filed the listed exhibits and have filed exhibits which are not disclosed in this exhibit index. Please also number your exhibits in accordance with Item 601(a)(2) of Regulation S-K.

60. Please revise the exhibit index and file all of the exhibits that would be required by Item 601 of Regulation S-K in connection with a Form 10 registration statement.

Exhibit 2

Financial Statements

Balance Sheet

Statement of Changes in Stockholders' Equity

61. We note from the statement of changes in stockholder's equity that 100,400,000 shares of common stock were issued for contributed mines that were valued at $68,880,000. We also note from the disclosure included in Note 4 that 100,000,000 shares were issued to Gold Group valued at $52,900,000 for mining claims contributed to the company. Please tell us how the Gold Group is affiliated with the company and tell us the identity of the other parties that contributed mining claims to the company in exchange for common shares as well as the percentage interests in the company that each of these parties hold following the completion of these transactions. As part of your response, please also tell

us how you valued the common shares that were issued in each of these transactions. Please note that pursuant to SAB Topic 5:G, shares that are issued to the company's promoters or principal shareholders should typically be recorded at the transferors historical cost basis in the assets transferred rather than at fair value. Please advise or revise as appropriate. We may have further comment upon review of your response.

Notes to Financial Statements, page 6

9. Subsequent Events, page 12

62. We note from the disclosure in Note 9 that subsequent to March 23, 2012, the company acquired additional mining properties in Pershing and Humboldt counties Nevada that had a total value of $28,750,000. Please tell us the identity of the parties from who these properties were acquired and the nature and amount of the consideration issued by the company to obtain these properties. As outlined in our comment above, please note that pursuant to SAB Topic 5:G, shares that are issued to the company's promoters or principal shareholders should typically be recorded at the transferors historical cost basis in the assets transferred rather than at fair value. Please advise or revise as appropriate. We may have further comment upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
       Laura Anthony, Esq.